FIVE YEAR SUMMARY
(millions of US dollars except per common share amounts)

-----------------------------------------------------------------------------
                                        1994    1993    1992    1991    1990
-----------------------------------------------------------------------------
SALES
  Thomson Corporation Publishing
    International(1)                    1,885   1,709   1,758   1,607   1,586
  Thomson Financial & Professional
    Publishing                          1,132     992     893     783     729
                                        -------------------------------------
      Total Information/Publishing      3,017   2,701   2,651   2,390   2,315
  Thomson Newspapers                    1,110   1,108   1,125   1,142   1,158
  Thomson Travel                        2,227   2,040   2,204   2,057   1,891
-----------------------------------------------------------------------------
                                        6,354   5,849   5,980   5,589   5,364
-----------------------------------------------------------------------------
OPERATING PROFIT BEFORE AMORTIZATION,
CORPORATE AND UNUSUAL CHARGES
  Thomson Corporation Publishing
    International(1)                      313     291     255     235     244
  Thomson Financial & Professional
    Publishing                            175     149     135     128     128
                                        -------------------------------------
      Total Information/Publishing        488     440     390     363     372
  Thomson Newspapers                      191     174     191     228     282
  Thomson Travel                          140     117     107     101      72
-----------------------------------------------------------------------------
                                          819     731     688     692     726
-----------------------------------------------------------------------------
OPERATING CASH FLOW(2)
  Thomson Corporation Publishing
    International(1)                      411     375     331     308     306
  Thomson Financial & Professional
    Publishing                            235     198     171     156     155
                                        -------------------------------------
      Total Information/Publishing        646     573     502     464     461
  Thomson Newspapers                      247     227     242     270     317
  Thomson Travel                          208     181     178     164     127
-----------------------------------------------------------------------------
                                        1,101     981     922     898     905
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
EARNINGS                                  427     277     166     292     385
EARNINGS PER COMMON SHARE               $0.74   $0.48   $0.30   $0.53   $0.70
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
SUPPLEMENTAL INFORMATION(3)
  Earnings excluding unusual
    charges                               427     352     336     292     323
  Earnings per common share excluding
    unusual charges                     $0.74   $0.62   $0.60   $0.53   $0.59
-----------------------------------------------------------------------------

(1) Thomson Corporation Publishing International includes the operations of Thomson Regional Newspapers in the UK.
(2) Operating cash flow is operating profit (before amortization, corporate and unusual charges) after adding back depreciation.
(3) For comparability with prior years, supplemental earnings and earnings per common share are shown after adjusting for:
     a) The reduction of 1990 earnings for amortization of publishing rights and circulation of $62 million ($0.11 per common share). The accounting standard requiring the amortization of publishing rights and circulation was adopted prospectively in 1991 and prior years were not restated.
     b) The add back of unusual charges of $75 million ($0.14 per common share), net of tax, in 1993 and $170 million ($0.30 per common share), net of tax, in 1992.

MANAGEMENT REPORT

The management of The Thomson Corporation is responsible for the accompanying consolidated financial statements and other information included in the annual report. The financial statements have been prepared in conformity with Canadian generally accepted accounting principles using the best estimates and judgments of management, where appropriate. Information presented elsewhere in this annual report is consistent with that in the financial statements.

        Management is also responsible for a system of internal control which is designed to provide reasonable assurance that assets are safeguarded, liabilities are recognized and that the accounting systems provide timely and accurate financial reports.

        The Board of Directors is responsible for ensuring that management fulfils its responsibilities in respect of financial reporting and internal control. The Audit Committee of the Board of Directors meets periodically with management and the Corporation's independent auditors to discuss auditing matters and financial reporting issues. In addition, the Audit Committee reviews the annual consolidated financial statements and annually recommends to the Board of Directors the appointment of the independent auditors.

/s/ MICHAEL BROWN                                /s/ NIGEL R. HARRISON
----------------------------                     ----------------------------
Michael Brown                                    Nigel R. Harrison
President                                        Executive Vice-President and
                                                 Chief Financial Officer

March 15, 1995

AUDITOR'S REPORT

To the shareholders of The Thomson Corporation

We have audited the accompanying consolidated balance sheets of The Thomson Corporation as at December 31, 1994 and 1993 and the consolidated statements of earnings and retained earnings and of changes in cash position for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 1994 and 1993 and the results of its operations and the changes in its cash position for the years then ended in accordance with generally accepted accounting principles.

PRICE WATERHOUSE
-------------------------
Price Waterhouse
Chartered Accountants
Toronto, Canada

March 15, 1995

CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

(millions of US dollars except per common share amounts)

----------------------------------------------------------------------
YEAR ENDED DECEMBER 31                          1994            1993
----------------------------------------------------------------------
Sales                                           6,354           5,849
Cost of sales, selling, marketing, general
  and administrative expenses                  (5,253)         (4,868)
Depreciation                                     (282)           (250)
----------------------------------------------------------------------
Operating profit before amortization,
  corporate and unusual charges                   819             731
Amortization (notes 9 and 10)                    (118)           (115)
Corporate and other (note 2)                      (15)            (14)
Unusual charges (note 3)                           --            (100)
----------------------------------------------------------------------
Operating profit after amortization,
  corporate and unusual charges                   686             502
Net interest expense and other financing
  costs (note 4)                                 (169)           (175)
Income taxes (note 5)                             (90)            (50)
----------------------------------------------------------------------
Earnings                                          427             277
Retained earnings at beginning of year          2,599           2,580
Dividends declared on common shares
  (note 14)                                      (269)           (258)
----------------------------------------------------------------------
Retained earnings at end of year                2,757           2,599
----------------------------------------------------------------------
Earnings per common share (note 6)              $0.74           $0.48
----------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET
(millions of US dollars)

----------------------------------------------------------------------
December 31                                     1994            1993
----------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and short-term investments, at cost
    which approximates market                     514             496
  Accounts receivable                             821             671
  Inventories                                     292             272
  Prepaid expenses and other current assets       318             331
---------------------------------------------------------------------
                                                1,945           1,770
Property and equipment (note 7)                 1,467           1,378
Aircraft and spares (note 8)                      748             681
Publishing rights and circulation (note 9)      3,184           2,611
Goodwill (note 10)                              1,665           1,412
Other assets                                      349             361
---------------------------------------------------------------------
                                                9,358           8,213
---------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term indebtedness                         204             178
  Accounts payable                              1,112             914
  Deferred revenue                                662             552
  Current portion of long-term debt and
    finance leases (notes 11 and 12)               28              15
---------------------------------------------------------------------
                                                2,006           1,659
Long-term debt (note 11)                        2,998           2,612
Finance leases (note 12)                          378             381
Other liabilities                                 411             300
Deferred income taxes                             313             269
---------------------------------------------------------------------
                                                6,106           5,221
---------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
  Share capital (notes 13 and 14)                 830             728
  Cumulative translation adjustment              (335)           (335)
  Retained earnings                             2,757           2,599
---------------------------------------------------------------------
                                                3,252           2,992
---------------------------------------------------------------------
                                                9,358           8,213
----------------------------------------------------------------------

Approved by the Board

/s/ K.R. THOMSON
----------------------------
Kenneth R. Thomson, Director

/s/ MICHAEL BROWN
----------------------------
Michael Brown, Director

CONSOLIDATED STATEMENT OF CHANGES IN CASH POSITION
(millions of US dollars except per common share amounts)

----------------------------------------------------------------------
Year ended December 31                          1994            1993
----------------------------------------------------------------------
CASH PROVIDED BY (USED FOR):
OPERATIONS
  Earnings                                        427             277
  Add (deduct) items not involving cash:
    Depreciation                                  282             250
    Amortization                                  118             115
    Unusual charges                                --              91
    Deferred taxes                                 22             (11)
    Other                                          25              30
----------------------------------------------------------------------
                                                  874             752
Changes in working capital and other items         87               5
----------------------------------------------------------------------
                                                  961             757
----------------------------------------------------------------------
INVESTING ACTIVITIES
  Acquisitions of businesses, less cash
    therein of $28 million (1993--$1 million)    (876)            (90)
  Proceeds from disposals of businesses            62              71
  Additions to property and equipment, less
    proceeds from disposals of $14 million
    (1993--$30 million)                          (308)           (313)
  Additions to aircraft and spares, less
    proceeds from disposals of $10 million
    (1993--$93 million)                           (66)           (123)
----------------------------------------------------------------------
                                               (1,188)           (455)
----------------------------------------------------------------------
FINANCING ACTIVITIES
  Net change in long-term debt and finance
    leases                                        370              (7)
  Redemption of preference shares                  --            (113)
  Dividends paid on common shares (note 14)      (167)           (142)
----------------------------------------------------------------------
                                                  203            (262)
----------------------------------------------------------------------
                                                  (24)             40
Translation adjustments                            16              (8)
----------------------------------------------------------------------
(Decrease)/increase in cash                        (8)             32
Cash at beginning of year                         318             286
----------------------------------------------------------------------
Cash at end of year(1)                            310             318
----------------------------------------------------------------------
Cash flow per common share provided by
  operations, before changes in working
  capital and other items (note 6)              $1.51           $1.32
----------------------------------------------------------------------

(1) Cash comprises cash and short-term investments of $514 million (1993--$496 million) less short-term indebtedness of $204 million (1993--$178 million).

SEGMENTED INFORMATION
(millions of US dollars)

The principal activities of The Thomson Corporation (TTC) are specialized information and publishing, newspaper publishing, and leisure travel. TTC operates mainly in the United States, the United Kingdom and Canada.

-------------------------------------------------------------------------------------------------------------------------
                                                                     TOTAL
                                                                  INFORMATION/
BUSINESS SEGMENTS -- 1994                      TCPI(1)    TFPPG    PUBLISHING      TN        TTG     CORPORATE    TOTAL
-------------------------------------------------------------------------------------------------------------------------

Sales                                           1,885     1,132      3,017       1,110      2,227       --        6,354

Cost of sales, selling, marketing, general
  and administrative expenses                  (1,474)     (897)    (2,371)       (863)    (2,019)      --       (5,253)
-------------------------------------------------------------------------------------------------------------------------
Operating cash flow                               411       235        646         247        208       --        1,101

Depreciation                                      (98)      (60)      (158)        (56)       (68)      --         (282)
-------------------------------------------------------------------------------------------------------------------------
Operating profit before amortization
  and corporate(2)                                313       175        488         191        140       --          819

Amortization                                      (44)      (42)       (86)        (29)        (3)      --         (118)

Corporate and other                                --        --         --          --         --      (15)         (15)
--------------------------------------------------------------------------------------------------------------------------
Operating profit after amortization
  and corporate                                   269       133        402         162        137      (15)         686
--------------------------------------------------------------------------------------------------------------------------
Acquisitions of businesses                        847        12        859          --         45       --          904
--------------------------------------------------------------------------------------------------------------------------
Additions to fixed assets(3)                      136       102        238          34        102       --          374
--------------------------------------------------------------------------------------------------------------------------
Assets(4)                                       3,588     2,073      5,661       1,916      1,691       90        9,358
--------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------
                                                                     TOTAL
                                                                  INFORMATION/
BUSINESS SEGMENTS -- 1993                      TCPI(1)    TFPPG    PUBLISHING      TN        TTG     CORPORATE    TOTAL
-------------------------------------------------------------------------------------------------------------------------

Sales                                           1,709       992      2,701       1,108      2,040       --        5,849

Cost of sales, selling, marketing, general
  and administrative expenses                  (1,334)     (794)    (2,128)       (881)    (1,859)      --       (4,868)
-------------------------------------------------------------------------------------------------------------------------
Operating cash flow                               375       198        573         227        181       --          981

Depreciation                                      (84)      (49)      (133)        (53)       (64)      --         (250)
-------------------------------------------------------------------------------------------------------------------------
Operating profit before amortization,
  corporate and unusual charges(2)                291       149        440         174        117       --          731

Amortization                                      (43)      (39)       (82)        (31)        (2)      --         (115)

Corporate and other                                --        --         --          --         --      (14)         (14)

Unusual charges                                    --        --         --        (100)        --       --         (100)
--------------------------------------------------------------------------------------------------------------------------
Operating profit after amortization,
  corporate and unusual charges                   248       110        358          43        115      (14)         502
--------------------------------------------------------------------------------------------------------------------------
Acquisitions of businesses                         81        10         91          --         --       --           91
--------------------------------------------------------------------------------------------------------------------------
Additions to fixed assets(3)                      124        88        212          55        169       --          436
--------------------------------------------------------------------------------------------------------------------------
Assets(4)                                       2,545     2,010      4,555       1,999      1,560       99        8,213
--------------------------------------------------------------------------------------------------------------------------


(1) Thomson Corporation Publishing International includes the operations of Thomson Regional Newspapers in the UK.
(2) Thomson Travel's operating profit excludes $20 million (1993 -- $11 million) of net interest income. There were no aircraft disposal profits in 1994 (1993 -- profits of $5 million).
(3) Additions to fixed assets which comprise property and equipment, and aircraft and spares, are shown net of proceeds from disposals of $24 million (1993 -- $123 million).
(4) Corporate assets principally comprise cash.

SEGMENTED INFORMATION
(millions of US dollars)

---------------------------------------------------------------------------------------------------------------------
GEOGRAPHIC SEGMENTS--1994       UNITED          UNITED                            OTHER
                                STATES          KINGDOM         CANADA          COUNTRIES       CORPORATE       TOTAL
---------------------------------------------------------------------------------------------------------------------
Sales                           2,708           2,953             485             208              --           6,354

Operating profit before
  amortization and corporate      486             244              66              23              --             819

Amortization                      (97)            (15)             (1)             (5)             --            (118)

Corporate and other                --              --              --              --             (15)            (15)
---------------------------------------------------------------------------------------------------------------------
Operating profit after
  amortization and corporate      389             229              65              18             (15)            686
---------------------------------------------------------------------------------------------------------------------
Assets                          6,026           2,513             413             316              90           9,358
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                                UNITED          UNITED                            OTHER
GEOGRAPHIC SEGMENTS--1993       STATES          KINGDOM         CANADA          COUNTRIES       CORPORATE       TOTAL
---------------------------------------------------------------------------------------------------------------------
Sales                           2,468           2,734             490             157              --           5,849

Operating profit before
  amortization, corporate
  and unusual charges             435             216              59              21              --             731

Amortization                      (95)            (16)             (2)             (2)             --            (115)

Corporate and other                --              --              --              --             (14)            (14)

Unusual charges                   (72)             --             (28)             --              --            (100)
---------------------------------------------------------------------------------------------------------------------
Operating profit after
  amortization, corporate
  and unusual charges             268             200              29              19             (14)            502
---------------------------------------------------------------------------------------------------------------------
Assets                          5,032           2,333             446             303              99           8,213
---------------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unless otherwise stated, all figures are in millions of US dollars)

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements of TTC include all effectively controlled companies and are prepared in accordance with accounting principles generally accepted in Canada.

FOREIGN CURRENCY

Assets and liabilities of subsidiaries denominated in currencies other than US dollars are translated at December 31 rates of exchange and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are accumulated in a separate component of shareholders' equity. Other currency gains or losses are included in earnings.

        The rates of exchange used to translate amounts expressed in the significant currencies other than US dollars are as follows:

                                        1994                    1993
Pound sterling (US $/pound sterling 1)
------------------------------------------------------------------------------
Average for the year                    $1.53                   $1.50

AT DECEMBER 31                          $1.56                   $1.48
------------------------------------------------------------------------------
CANADIAN DOLLAR (US $/CDN $1)
------------------------------------------------------------------------------
AVERAGE FOR THE YEAR                    $0.73                   $0.78

AT DECEMBER 31                          $0.71                   $0.76
------------------------------------------------------------------------------

INVENTORIES

Inventories comprise principally finished goods and are valued at the lower of cost and net realizable value. Cost is determined principally on a first-in, first-out basis.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated on a straight line basis over their estimated useful lives. Buildings and building improvements are depreciated over lives ranging from 10 to 40 years. Newspaper presses and other equipment are depreciated over lives ranging from 3 to 25 years.

AIRCRAFT AND SPARES

Aircraft and spares are depreciated on a straight line basis over their estimated useful lives, ranging from 14 to 20 years.

PUBLISHING RIGHTS AND CIRCULATION

Publishing rights and circulation are recorded at acquisition cost and are amortized over periods not exceeding 40 years. Any permanent impairment in the value of publishing rights and circulation is written off against earnings.

GOODWILL

Goodwill represents the excess of the cost of the investment in acquired businesses over values attributed to underlying net tangible assets, publishing rights and circulation and is amortized over periods not exceeding 40 years. Any permanent impairment in the value of goodwill is written off against earnings.

DEFERRED REVENUE

Inclusive tour revenue is included in deferred revenue until the date of tour departure.

        Subscription revenue received in advance of the delivery of services or publications is included in deferred revenue and as services are rendered or publications sent to subscribers the proportionate share is recognized as revenue.

DEFERRED INCOME TAXES

The tax allocation method is followed in providing for income taxes whereby earnings are charged with income taxes relating to reported profits. Differences between such taxes and taxes currently payable, which result from timing differences between the recognition of income and expenses for accounting and tax purposes, are reflected as deferred income taxes.

2.  CORPORATE AND OTHER

Corporate and other comprises unallocated central costs, and gains and losses arising on the disposal of businesses, including in 1994 the gain on the sale of TTC's 50% interest in Thomson Directories.

3.  UNUSUAL CHARGES

In 1993, a charge of $100 million was recorded for the costs to complete a restructuring program at Thomson Newspapers designed to improve the long-term competitive positioning of its newspapers in both the US and Canada and their future profitability. The restructuring program included technology and production improvements, the contracting out of certain activities, the write-off of non-productive assets, the write-down of certain intangible assets, and related severance costs.

4.  NET INTEREST EXPENSE AND OTHER FINANCING COSTS

                                        1994            1993
Interest income                           47              31

Interest on short-term indebtedness      (31)            (18)

Interest on long-term debt and
  finance leases                        (175)           (171)

Dividends declared on preference
  shares                                 (10)            (17)
--------------------------------------------------------------
                                        (169)           (175)
--------------------------------------------------------------

5.  INCOME TAXES

Income taxes of $90 million (1993 -- $50 million) as a percentage of pre-tax earnings are 17.4% (1993 -- $15.3%). This effective tax rate differs from the Canadian corporate tax rate of approximately 44% (1993 -- 44%) due principally to the effect of lower tax rates in other countries and the use of tax losses.

        TTC and its subsidiaries have certain loss carryforwards, the benefits of which have not been recorded in these consolidated financial statements. These tax loss carryforwards approximate $400 million and expire between 1996 and 2009. The ability to realize these benefits is dependent upon a number of factors including future profitable operations in the jurisdictions in which the tax losses arose.

6.  EARNINGS AND CASH FLOW PER COMMON SHARE

The weighted average number of common shares outstanding in 1994 was 580,342,513 (1993--571,329,994).


7.  PROPERTY AND EQUIPMENT

                                                                                1994            1993


Land and buildings                                                               590             594

Newspaper presses and other equipment                                          1,885           1,629

Newspaper presses and other equipment held under finance leases                  127             155
--------------------------------------------------------------------------------------------------------
                                                                               2,602           2,378

Accumulated depreciation                                                      (1,135)         (1,000)
--------------------------------------------------------------------------------------------------------
                                                                               1,467           1,378
--------------------------------------------------------------------------------------------------------

8.  AIRCRAFT AND SPARES


                                                                                1994            1993


Aircraft and spares                                                              275             252

Aircraft held under finance leases                                               662             581
--------------------------------------------------------------------------------------------------------
                                                                                 937             833

Accumulated depreciation                                                        (189)           (152)
--------------------------------------------------------------------------------------------------------
                                                                                 748             681
--------------------------------------------------------------------------------------------------------


9.  PUBLISHING RIGHTS AND CIRCULATION


                                                                                1994            1993


Publishing rights and circulation                                              3,528           2,891

Accumulated amortization                                                        (344)           (280)
--------------------------------------------------------------------------------------------------------
                                                                               3,184           2,611
--------------------------------------------------------------------------------------------------------
The amortization charge in 1994 was $78 million (1993--$74 million).


10.  GOODWILL


                                                                                1994            1993


Goodwill                                                                       1,987           1,707

Accumulated amortization                                                        (322)           (295)
--------------------------------------------------------------------------------------------------------
                                                                               1,665           1,412
--------------------------------------------------------------------------------------------------------
The amortization charge in 1994 was $40 million (1993--$41 million).

11.  LONG-TERM DEBT


                                                         1994          1993


Bank -- unsecured 1995-1999                               807         1,126

Eurobonds -- unsecured 1994                                --           105

Debentures -- unsecured 1996-2004                       1,151           969

US private placements -- unsecured 1995-2004              625           415

Loan notes -- unsecured 1995(1)                           426            --
-------------------------------------------------------------------------------
                                                        3,009         2,615

Portion included in current liabilities(2)                (11)           (3)
-------------------------------------------------------------------------------
                                                        2,998         2,612
-------------------------------------------------------------------------------

(1) These loan notes were issued in connection with the acquisition of Information Access Company in December 1994.
(2) Excluded from the current portion of long-term debt at December 31, 1994 are amounts maturing in 1995 of $824 million which TTC intends to refinance with committed revolver bank facilities. At December 31, 1994, TTC had undrawn revolver bank facilities of $1,021 million which expire in the period 1996-1999.

After taking account of hedging arrangements, long-term debt is denominated in the following currencies:

                                                         1994          1993


US dollar                                               2,939         2,605

Other currencies                                           70            10
------------------------------------------------------------------------------
                                                        3,009         2,615
------------------------------------------------------------------------------

The average effective cost of borrowing at December 31, 1994 was 6.9% (1993 -- 5.5%) after adjusting for hedging arrangements.

        After taking account of the debt to be refinanced in 1995, maturities in each of the next five years and thereafter are: $11 million in 1995, $387 million in 1996, $343 million in 1997, $566 million in 1998, $522 million in 1999, and $1,180 million in 2000 and thereafter.


12.  FINANCE LEASES

Finance lease obligations, principally in respect of aircraft and newspaper presses, are as follows:


                                                         1994          1993


Total future minimum lease payments                       612           658

Imputed interest                                         (217)         (265)
-------------------------------------------------------------------------------
                                                          395           393

Portion included in current liabilities                   (17)          (12)
-------------------------------------------------------------------------------
                                                          378           381
-------------------------------------------------------------------------------
Aircraft                                                  266           264

Newspaper presses and other equipment                     129           129
-------------------------------------------------------------------------------
                                                          395           393
-------------------------------------------------------------------------------

Future minimum lease payments are $37 million in 1995, $38 million in 1996, $40 million in 1997, $42 million in 1998, $46 million in 1999, and $409 million in 2000 and thereafter.

The outstanding finance lease obligations, net of imputed interest, are denominated in the following currencies:

                                                    1994           1993
Pound sterling                                       356            300

US dollar                                             39             93
-----------------------------------------------------------------------
                                                     395            393
-----------------------------------------------------------------------

The average imputed interest rate at December 31, 1994 was 5.9% (1993--4.4%) after adjusting for hedging arrangements.

13. PREFERENCE SHARE CAPITAL

                                           1994                   1993
                                 Number of      Stated    Number of   Stated
                                  Shares        Capital    Shares     Capital
-----------------------------------------------------------------------------
Series II                        6,000,000       110      6,000,000    110
-----------------------------------------------------------------------------

The authorized preference share capital of TTC is an unlimited number of preference shares without par value. The directors are authorized to issue preference shares without par value in one or more series, and to determine the number of shares in and terms attaching to each such series. During 1993, TTC redeemed 6,066,768 shares, which represented all of the outstanding Series I, III and IV preference shares, for the combined stated capital amount of $113 million.

SERIES II, CUMULATIVE REDEEMABLE FLOATING RATE PREFERENCE SHARES

The Series II preference shares are non-voting and are redeemable at the option of TTC for Cdn $25.00 per share, together with accrued dividends. Dividends are payable quarterly thereon at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares. The total number of authorized Series II preference shares is 6,000,000.

14. COMMON SHARE CAPITAL AND DIVIDENDS

TTC COMMON SHARES


                                           1994                   1993
                                 Number of      Stated    Number of   Stated
                                  Shares        Capital    Shares     Capital
-----------------------------------------------------------------------------
Balance at beginning of year     576,929,319     618      567,250,412  502

Issued                             8,558,411     102        9,678,907  116
-----------------------------------------------------------------------------
Balance at end of year           585,487,730     720      567,929,319  618
-----------------------------------------------------------------------------

The common shares are voting shares. The authorized common share capital of TTC is an unlimited number of shares.

        Holders of the common shares may participate in the dividend reinvestment plan under which cash dividends are automatically reinvested in new common shares having a value equal to the cash dividend. Such shares are valued at the weighted average price at which the common shares were traded on The Toronto Stock Exchange during the five trading days immediately preceding the record date for such dividend. All of the share issues made in 1994 and 1993 were in connection with the dividend reinvestment plan.

TTCPLC COMMON SHARES

Linked to 236,668,564 of the common shares of TTC (1993 -- 238,046,690) are the same number of related common shares of The Thomson Corporation PLC (TTCPLC) of 1 sterling penny each. Included in the stated capital of TTC is $4 million (1993 -- $4 million) in respect of these shares.

        The authorized common share capital of TTCPLC is 300,000,000 shares of 1 sterling penny each. The TTCPLC common shares are non-voting and may be redeemed by TTCPLC at any time at their par value on not less than one month's prior notice. All of the voting ordinary shares of TTCPLC are held indirectly by TTC.
        Dividends will be paid on the TTCPLC common shares in pounds sterling unless the shareholder has elected to receive dividends on the related TTC common shares. Dividends on the TTCPLC common shares are payable in priority to dividends on the TTCPLC voting ordinary shares.

        Holders of the TTCPLC common shares may also participate in the dividend reinvestment plan and during 1994, 502,966 (1993 -- 474,277) of such shares were issued under the plan.

        If at any time, any TTCPLC common shares are both registered on the Canadian branch register of TTCPLC and held by shareholders who have elected to receive dividends on their common shares of TTC rather than on the related TTCPLC common shares, such TTCPLC common shares will be redeemed by TTCPLC at par. During 1994, 1,881,092 (1993 -- 810,460) TTCPLC common shares were redeemed in this way.

DIVIDENDS

Dividends on the TTC common shares are declared and payable in US dollars. Dividends declared per common share in 1994 were 46.4 cents (1993 -- 45.2 cents). Equivalent dividends of 30.2505 pence (1993 -- 30.1048 pence) were paid per related common share of TTCPLC. Shareholders have the option of receiving dividends on the TTC common shares in equivalent Canadian funds.

        In the consolidated statement of changes in cash position, dividends paid on common shares are shown net of $73 million (1993 -- $85 million) reinvested in common shares issued under the dividend reinvestment plan and $29 million (1993 -- $31 million) by way of private placements of common shares to TTC's major shareholders. These private placements discharged, in part, the commitment of TTC's major shareholders to participate in the plan to the extent of at least 50% of the dividends received on the TTC common shares directly and indirectly owned by them. TTC's major shareholders acquired these common shares on the same terms and conditions under which TTC issues common shares to shareholders participating in the plan.

15.  PENSION PLANS

TTC maintains pension plans which cover most of its employees. TTC uses the accrued benefit actuarial method and best estimate assumptions to determine pension costs, liabilities and other pension information for defined benefit plans.

AGGREGATE DEFINED BENEFIT PLAN DETAILS:         1994            1993

Pension expense for the year                      11              15

Present value of accumulated benefit
  obligation as at December 31                   565             471

Market value of plan assets as at
  December 31                                    724             722
----------------------------------------------------------------------
Pension expense for the year in respect of defined contribution plans was $32 million (1993 -- $28 million). Other post-employment benefit arrangements vary by business and geographic segment and, where they do exist, the costs of these are expensed as incurred.

16.  CONTINGENCIES AND COMMITMENTS

OPERATING LEASES

Operating lease payments in 1994 were $151 million (1993 -- $139 million). The future minimum operating lease payments are $163 million in 1995, $145 million in 1996, $127 million in 1997, $123 million in 1998, $96 million in 1999, and $636 million in 2000 and thereafter.

CAPITAL COMMITMENTS

Capital expenditures contracted for but for which no related liability had been incurred at December 31, 1994 amounted to $287 million ($65 million in 1993), principally in respect of orders for one aircraft to be delivered in 1995 and four to be delivered in 1996. It is management's present intention that the 1995 aircraft will be finance leased and that the aircraft to be delivered in 1996 will be operating leased.

17.  ACQUISITIONS AND DISPOSALS OF BUSINESSES

On December 7, 1994, TTC acquired Information Access Company (IAC) for $465 million, satisfied by a combination of cash and notes. The notes, which totalled $426 million, were repaid on March 1, 1995. IAC is a leading provider of reference and database services to public and academic libraries.

        On December 20, 1994, TTC acquired The Medstat Group, a provider of healthcare information databases and decision support software, for a cash consideration of $339 million.

        On August 8, 1994, TTC acquired Country Holidays (CH) for a cash consideration of $45 million. CH is the UK's largest holiday cottage letting agency.

        Other businesses were acquired during the year for an aggregate cash consideration of $55 million (1993 -- $91 million). All acquisitions have been accounted for on the purchase basis and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition.

Details of net assets acquired are as follows:

                                                                  OTHER         COUNTRY         1994            1993
                                IAC             MEDSTAT         PUBLISHING      HOLIDAYS        TOTAL           TOTAL
Working capital including
  cash of $28 million
  (1993 -- $1 million)          (42)             33              (5)             (10)           (24)              2

Property and equipment           18               7               1                2             28               2

Publishing rights and
  circulation                   374             231              25               --            630              57

Goodwill                        117              68              37               54            276              34

Long-term debt and other
  liabilities                    (2)             --              (3)              (1)            (6)             (4)
---------------------------------------------------------------------------------------------------------------------
                                465             339              55               45            904              91
---------------------------------------------------------------------------------------------------------------------

Allocations related to certain acquisitions may be subject to adjustment pending final valuation.

        Certain businesses, principally the 50% interest in Thomson Directories, were sold in 1994 for a total cash consideration of $62 million (1993 -- $71 million).

18.  FINANCIAL INSTRUMENTS

TTC enters into hedging arrangements through the forward currency exchange and swap markets to reduce its exposure to currency and interest rate fluctuations. While the hedging instruments are subject to the risk of loss from changes in interest and exchange rates, these losses would generally be offset by gains on the exposures being hedged.

        During 1994, TTC entered into various forward exchange contracts to hedge substantially all of its investments in non-US dollar net assets. Gains and losses on contracts that hedge net investments in foreign subsidiaries are recognized in the cumulative translation adjustment account in shareholders' equity.

19.  RELATED PARTY TRANSACTION

In June 1993, TTC acquired certain land development assets in the US from an affiliate of The Woodbridge Company Limited which had previously acquired such assets from Markborough Properties. Through Woodbridge and its affiliates, the Thomson family owns approximately 72% of the common shares of TTC and approximately 64% of the common shares of Markborough. The transaction was reviewed by a committee of independent directors of TTC and determined to be fair and reasonable to its minority shareholders.

        The purchase price was $30 million and additional amounts may be payable in 1998. The additional amounts payable shall be a portion of the cash generated to June 1998 from the properties acquired, plus the independently determined values of properties unsold at that date. At December 31, 1994, based on cash generated to that date, an additional purchase price payable of $71 million (1993 -- $25 million) has been recorded. The extent to which TTC will benefit from tax losses relating to such properties will depend on the total amount generated by the properties acquired.

20.  SEGMENTED INFORMATION

See pages 52 and 53.

21.  COMPARATIVE FIGURES

The comparative figures have been reclassified where necessary to conform with the current year's presentation.